Filing under Rule 425 under

the U.S. Securities Act of 1933

Filing by: Daiichi Pharmaceutical Co., Ltd.

Subject Company: Daiichi Pharmaceutical Co., Ltd.

and Sankyo Company, Limited

SEC File No. 132-02290

May 27, 2005

Daiichi Pharmaceutical Co., Ltd.

Notice of a Change Regarding the Distribution of Stock Options

It has been decided—contingent on the agreement of those receiving stock options and on the approval of the proposed cooperative transfer of shares by the two companies by the General Shareholder Meetings of Daiichi Pharmaceutical Co., Ltd., and Sankyo Co., Ltd.—that the option exercise period will be ended and the stock options will be nullified as of August 31, 2005

Details of Change

1. Reason for the Change

The Company (Daiichi) instituted its stock option system in 2000 and has since distributed stock options to directors and employees each year until last year.

Currently, the agreement regarding business integration with Sankyo calls for both companies to undertake a stock transfer in accordance with Article 364 of the Commercial Code (this transfer is scheduled to be implemented on September 28, 2005). This transfer will result in the establishment of a joint stock holding company named DAIICHI SANKYO COMPANY, LIMITED.

To secure the stock transfer that will transform the Company into a wholly owned subsidiary, the stock option exercise period must be ended and the stock option contracts must be nullified in advance of the establishment of the joint stock holding company DAIICHI SANKYO COMPANY, LIMITED. In addition, the Company’s stock options are not to be devolved to DAIICHI SANKYO COMPANY, LIMITED in the stock transfer process.

2. Details of the Change

The Company will undertake contract changes that uniformly conclude the stock option exercise periods of the stock option issues listed below in item 3 as of August 31, 2005, and also nullify the stock options as of that date.

However, the conclusion of the stock option exercise period and nullification of stock options are contingent on the agreement of stock option holders and on the approval of the abovementioned stock transfer by the General Shareholder Meetings of the Company and Sankyo.

3. Outstanding Stock Options (As of May 25, 2005)

Date of Board approval	Type of right	Exercise price (¥)	Number of shares covered	Exercise period
No. 1: 2000.6.29	Stock option	2,755	570,000	2002.6.30 - 2010.6.29
No. 2: 2001.6.28	Stock option	3,030	431,000	2001.7.10 - 2011.6.28
No. 3: 2002.6.27	Stock option	2,338	409,000	2002.7.01 - 2012.6.27
No. 4: 2003.6.27	Stock option	1,633	432,000	2003.7.01 - 2013.6.27
No. 5: 2004.6.29	Stock option	1,993	356,000	2004.7.01 - 2014.6.29

			Total 2,198,000

Filings with the U.S. SEC

Daiichi Pharmaceutical Co., Ltd. and Sankyo Company, Limited may file a registration statement on Form F-4 with the U.S. SEC in connection with the proposed business integration of Daiichi and Sankyo under a new holding company by way of a joint stock transfer. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, Daiichi and Sankyo plan to mail the prospectus contained in the Form F-4 to their U.S. shareholders prior to the shareholders’ meetings at which the share exchange will be voted upon. The Form F-4 (if filed) and prospectus will contain important information about Daiichi and Sankyo, the joint stock transfer and related matters. U.S. shareholders of Daiichi and Sankyo are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the joint stock transfer carefully before they make any decision at the shareholders’ meeting with respect to the joint stock transfer. The Form F-4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the joint stock transfer will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the business integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

Sankyo Company, Limited Mr. Shigemichi Kondo Corporate Communications Department 3-5-1, Nihonbashi Honcho Chuo-ku, Tokyo 103-8426, Japan Telephone: 81-3-5255-7034 E-mail: shige-k@sankyo.co.jp

Daiichi Pharmaceutical Co., Ltd.

Mr. Toshio Takahashi

Corporate Communications Department

14-10 Nihonbashi, 3-chome

Chuo-ku, Tokyo 103-8234, Japan

Telephone: 81-3-3273-7107

E-mail: andokb5o@daiichipharm.co.jp

You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the U.S. SEC at http//www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about Daiichi and Sankyo and their combined businesses after completion of the joint stock transfer. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of Daiichi and Sankyo believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Daiichi and Sankyo securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Daiichi and Sankyo, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by Daiichi and Sankyo, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that Daiichi and Sankyo may file with the U.S. SEC. Other than as required by applicable law, neither Daiichi nor Sankyo undertakes any obligation to update or revise any forward-looking information or statements.

For further information, please contact:

Mr. K. Yogosawa, Corporate Communications Department Sankyo Co., Ltd.

Tel: (03) 5255-7034

Mr. T. Takahashi, Corporate Communications Department,

Daiichi Pharmaceutical Co., Ltd.

Tel: (03) 3273-7107